UNI
SE JRITIES AND
Washin

08031795

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 25 2008
DIVISION OF MARKET REGULATION

AB* 7/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-49311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

_ACTINVER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd, Suite 650
(No. and Street)

Houston (City) TX (State) 77065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Xavier Maza (281) 565-7944
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2008 SD
THOMSON REUTERS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 7/7

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities Inc., as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

Signature

FinOp
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Actinver Securities, Inc.

Statement of Financial Condition

December 31, 2007

Filed as PUBLIC information pursuant to rule 17a-5(e)(3) under Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Actinver Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Actinver Securities, Inc. as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Actinver Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

Actinver Securities, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 102,019
Deposit with clearing agent	100,000
Due from clearing agent, including cash and cash equivalents of $1,335,254	1,714,620
Furniture and equipment, at cost, less accumulated depreciation of $35,603	19,292
Other assets	56,372
Total Assets	**$ 1,992,303**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 122,462
Payable to related party	164,574
Income taxes payable	353,390
Total liabilities	**640,426**
Stockholder's Equity:	
Common stock, par value $0.001 per share; 1,000 shares authorized, issued and outstanding	1
Additional paid-in capital	567,799
Retained earnings	784,077
Total Stockholder's Equity	**1,351,877**
	$ 1,992,303

See Notes to Statement of Financial Condition.

Note 1. Organization

Actinver Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's commission revenue is primarily derived from brokerage activities with respect to Mexican securities. The Company is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Income taxes: The Company is included in the consolidated Federal and combined state and local tax returns filed by the Parent. The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statements.

Deferred income taxes are provided on a temporary differences between financial and tax reporting on various items, principally depreciation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Transactions with Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of transactions processed by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent. The Company also maintains cash and cash equivalent balances with the clearing agent.

Note 4. Related Party Transactions

The Company has a Revenue Sharing Agreement with Actinver Casa de Bolsa, SA de CV ("Actinver Casa"), a Mexican corporation affiliated with the Parent, whereby the Company agrees to pay Actinver Casa 30% of all commissions charged and received by the Company for clients referred by Actinver Casa. As of December 31, 2007, the Company owed Actinver Casa $164,574 pursuant to this agreement.

Note 5. Income Taxes

Net operating loss carryforwards of $55,000 were generated prior to a change in control of the Company and are subject to an annual limitation of approximately $18,000. The loss carryforwards expire in 2009 and 2010.

Note 6. Lease Commitment

The Company and its parent have a lease for office space which extends through 2009. Future annual minimum lease payments are as follows:

Years Ending December 31	
2008	$ 34,000
2009	35,000
Total	$ 69,000

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $997,126 and $42,695, respectively. The Company's net capital ratio was 0.64 to 1.

Note 9. Defined Contribution Plan

The Company provides a 401(k) plan for all full-time employees with at least one-year of service.

END